

03051986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 01, 2002 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEARWATER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 BRODIA WAY
(No. and Street)

WALNUT CREEK, (City) CA (State) 94598-4914 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD A. CHAPMAN, PRESIDENT (925) 945-8132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH A. WEST & COMPANY
(Name – *if individual, state last, first, middle name*)

5238 CLAREMONT AVE. (Address) OAKLAND (City) CA (State) 94618 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD A. CHAPMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHWARWATER SECURITIES CORPORATION, as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


BRAD G. MAGLEBY
Comm. # 1240067
NOTARY PUBLIC-CALIFORNIA
Contra Costa County
My Comm. Expires Nov. 15, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARWATER SECURITIES CORPORATION
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
SEPTEMBER 30, 2003

SHEARWATER SECURITIES CORPORATION

TABLE OF CONTENTS

PAGE NO.

JAW JOSEPH A. WEST & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

Please Remit to:

☐ 5238 Claremont Avenue
Oakland, CA 94618-1033
Telephone (510) 450-9930
FAX (510) 652-2915

☐ 346 Rheem Blvd., Ste. 101
Moraga, CA 94556
Telephone (510) 631-0122
FAX (510) 631-1199

November 14, 2003

To the board of directors and shareholders of
SHEARWATER SECURITIES CORPORATION

I have audited the accompanying balance sheet of SHEARWATER SECURITIES CORPORATION as of September 30, 2003 and the related statements of income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the corporations management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of SHEARWATER SECURITIES CORPORATION as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph A. West & Co.

SHEARWATER SECURITIES CORPORATION
BALANCE SHEET
SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS:			
CASH			$ 18,912
COMMISSIONS RECEIVABLE (NOTE 2)			8,597
			$ 27,509
LONG TERM ASSETS			
NON-MARKETABLE SECURITIES (NOTE 4)			3,300
TOTAL ASSETS			$ 30,809

LIABILITIES & OWNERSHIP EQUITY

CURRENT LIABILITIES:			
COMMISSIONS PAYABLE		$ 18,700	
TOTAL LIABILITIES			$ 18,700
OWNERSHIP EQUITY:			
CAPITAL STOCK		$ 8,400	
RETAINED EARNINGS			
SEPTEMBER 30, 2002	$ 3,590		
NET INCOME	119		
SEPTEMBER 30, 2003		3,709	
TOTAL OWNERSHIP EQUITY			12,109
TOTAL LIABILITIES & OWNERSHIP EQUITY			$ 30,809

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
BALANCE SHEET
SEPTEMBER 30, 2003

RETAINED EARNINGS

BALANCE: SEPTEMBER 30, 2002		$ 3,590
NET INCOME		119
ADDITIONS	0	
DEDUCTIONS	0	
BALANCE: SEPTEMBER 30, 2003		$ 3,709

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
SEPTEMBER 30, 2003

INCOME		
COMMISSIONS AND FEES		$ 144,548
EXPENSES		
COMMISSIONS	$ 141,600	
PROFESSIONAL SERVICES	976	
REGULATORY FEES	853	
STATE FRANCHISE TAX (NOTE 3)	800	
S.I.P.C.	150	
BANK CHARGES	3	
TELEPHONE	146	
TOTAL EXPENSES		144,528
NET INCOME (LOSS) PRIOR TO OTHER INCOME		20
NASD REFUNDS	96	
MISC. REFUNDS	3	99
NET INCOME PRIOR TO FEDERAL TAXES		$ 119
FEDERAL TAXES (NOTE 3)		0
NET INCOME		$ 119

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
CASH COMMISSION RECEIVED		$ 144,190
NASD REFUND		96
MISC REFUND		3
CASH RECEIVED FROM OPERATIONS		$ 144,289
LESS CASH PAID FOR:		
OPERATING EXPENSE	$ 134,028	
CASH DISBURSED FOR OPERATING ACTIVITIES		134,028
CASH GENERATED FROM OPERATIONS		$ 10,261
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOW FROM FINANCING ACTIVITIES		0
INCREASE IN CASH		$ 10,261
CASH AS OF OCTOBER 1, 2002		8,651
CASH AS OF SEPTEMBER 30, 2003		$ 18,912
CASH PROVIDED BY OPERATING ACTIVITIES:		
NET INCOME (LOSS)		$ 119
NON CASH REVENUE & EXPENSE ADJUSTMENT		
INCREASE IN COMMISSIONS RECEIVABLE	$ (358)	
INCREASE IN COMMISSIONS PAYABLE	10,500	
TOTAL NON CASH & EXPENSE ADJUSTMENT		10,142
NET CASH DECREASE FROM OPERATING ACTIVITIES		$ 10,261
OTHER ADJUSTMENTS		0
NET INCREASE IN CASH		$ 10,261

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
SEPTEMBER 30, 2003

NOTE 1 – ACCOUNTING POLICIES

THE COMPANY IS ENGAGED PRIMARILY IN THE SECURITIES BROKERAGE BUSINESS. SECURITIES TRANSACTIONS AND RELATED REVENUE AND EXPENSES ARE RECORDED ON A SETTLEMENT DATE BASIS, GENERALLY THE FIFTH BUSINESS DAY FOLLOWING THE TRANSACTIONS DATE.

NOTE 2 – COMMISSIONS RECEIVABLE

AS OF SEPTEMBER 30, 2003, SHEARWATER SECURITIES CORPORATION COMMISSIONS RECEIVABLE CONSISTED OF THE FOLLOWING:

COMMISSIONS RECEIVABLE OFFSET BY COMMISSIONS PAYABLE	$	8,597
COMMISSIONS RECEIVABLE	$	8,597

NOTE 3 – INCOME TAX PROVISION / DEFERRED INCOME TAXES

THE STATE OF CALIFORNIA REQUIRES CORPORATIONS TO PAY A MINIMUM FRANCHISE TAX OF $800 FOR DOING BUSINESS IN THE STATE. THIS AMOUNT WAS PAID AND RECORDED AS AN OPERATING EXPENSE. NO PROVISION FOR STATE INCOME TAXES IS REPORTED SINCE THE MINIMUM FRANCHISE TAX IS IN EXCESS OF STATE INCOME TAXES.

MANAGEMENT DETERMINED THAT A PROVISION FOR FEDERAL INCOME TAXES COULD BE MISLEADING SINCE MANAGEMENT ELECTED TO CARRY FORWARD THE NET OPERATING LOSSES FROM PRIOR YEARS ARE $171 WHICH OFFSETS THE CURRENT INCOME OF $ 119. THIS WILL LEAVE $52 OF NET OPERATING LOSSES TO OFFSET FUTURE INCOME.

NOTE 4 – NON MARKETABLE SECURITIES

IN 1999, THE COMPANY PURCHASED 300 SHARES OF "THE NASDAQ STOCK MARKET, INC." FOR $3,300. PURSUANT TO NASD REQUIREMENTS, THE STOCK IS REPORTED AT COST SINCE IT IS AN UNLISTED STOCK.

The accompanying notes are an integral part of the financial statements

ADDITIONAL INFORMATION

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
SEPTEMBER 30, 2003

SCHEDULE I

BALANCE AS OF OCTOBER 1, 2002	$ 0
INCREASE	0
DECREASE	0
BALANCE AS OF SEPTEMBER 30, 2003	$ 0

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2003

SCHEDULE II

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	12,109
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		0
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	12,109
ADD:		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL		0
OTHER (DEDUCTIONS) OR ALLOWABLE CREDITS		0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	$	12,109
DEDUCTIONS AND/OR CHARGES:		
TOTAL NON-ALLOWABLE ASSETS FROM STATEMENT OF		
FINANCIAL CONDITION NON-MARKETABLE SECURITIES		3,300
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	$	8,809
HAIRCUTS ON SECURITIES		0
NET CAPITAL	$	8,809

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
SEPTEMBER 30, 2003

SCHEDULE III

TOTAL AGGREGATE INDEBTEDNESS		$ 18,700
		x6.2/3%
MINIMUM NET CAPITAL REQUIRED		$ 1,246
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL COMPUTED		8,809
EXCESS NET CAPITAL		$ 3,809
NET CAPITAL		$ 8,651
TOTAL AGGREGATE INDEBTEDNESS	$ 18,700	
	x10%	
		1,870
EXCESS CAPITAL AT 1,000%		$ 6,939

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
RECONCILIATION
SEPTEMBER 30, 2003

SCHEDULE IV

NO MATERIAL DIFFERENCES WERE FOUND BETWEEN MY COMPUTATIONS OF NET CAPITAL AND OF RESERVE REQUIREMENTS AND THOSE COMPUTATIONS PERFORMED BY SHEARWATER SECURITIES CORPORATION.

NO MATERIAL DIFFERENCES WERE FOUND BETWEEN THE SEPTEMBER 30, 2003 AUDITED FINANCIAL STATEMENTS AND THE UNAUDITED STATEMENTS OF SHEARWATER SECURITIES CORPORATION.

The accompanying notes are an integral part of the financial statements

JAW JOSEPH A. WEST & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

Please Remit to:

- ☐ 5238 Claremont Avenue
  Oakland, CA 94618-1033
  Telephone (510) 450-9930
  FAX (510) 652-2915

- ☐ 346 Rheem Blvd., Ste. 101
  Moraga, CA 94556
  Telephone (510) 631-0122
  FAX (510) 631-1199

November 14, 2003

Richard A. Chapman, CPA
SHEARWATER SECURITIES COMPANY
123 Brodia Way
Walnut Creek, Ca 94598

Dear Mr. Chapman,

Pursuant to NASD requirement, this letter is to inform you that there were no material inadequacies in the accounting record found to exist for the fiscal year ending September 30, 2003.

Sincerely,



Joseph A. West & Co.